CUSIP No. 03761M 10 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

API Nanotronics Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03716M 10 4

(CUSIP Number)

API Nanotronics Corp.

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03761M 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jason Louis DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION

Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,175,000 shares(1)
8 SHARED VOTING POWER

2,611,780 shares(2)
9 SOLE DISPOSITIVE POWER

6,175,000 shares(1)
10 SHARED DISPOSITIVE POWER

2,611,780 shares(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,786,780 shares(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.43% (3)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 3,675,000 shares of Common Stock issuable upon conversion of outstanding Exchangeable Shares of RVI Sub, Inc.
(2)	Includes 2,611,780 shares of Common Stock issuable upon conversion of outstanding Exchangeable Shares of RVI Sub, Inc.
(3)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of RVI Sub, Inc.

CUSIP No. 03761M 10 4

SCHEDULE 13D

API Nanotronics Corp.

Filed by Jason Louis DeZwirek

Item 1.	Security and Issuer:

API Nanotronics Corp. 505 University Avenue, Suite 1400 Toronto, Ontario, Canada M5G 1X3

Common Stock, par value $0.001

Item 2.	Identity and Background:

	(a)	Jason Louis DeZwirek (“Reporting Person”)

	(b)	Principal Business Address: 505 University Avenue, Suite 1400 Toronto, Ontario, Canada M5G 1X3

	(c)	Principal Business: Reporting Person is Founder and Chief Executive Officer of Kaboose, Inc., a company that operates an online media company servicing the children’s and family markets. Kaboose Inc.’s address is: 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. Reporting Person also serves as Director and Secretary of Issuer and as Secretary and a Director of CECO Environmental Corp. located at 3120 Forrer Street, Cincinnati, OH 45209

	(d)	Reporting Person has not been involved or convicted in a criminal proceeding.

	(e)	Reporting Person has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

	(f)	Citizen of Canada.

Item 3.	Source and Amount of Funds or Other Considerations:

By agreement dated as of May 5, 2006, the Issuer (formerly known as Rubincon Ventures Inc.), RVI Sub., Inc., a Canadian corporation and subsidiary of Issuer, and API Electronics Group Corp. (“API”) entered into a business combination transaction resulting in, among other things, the combination of the operations of Issuer and API, referenced to herein as the “combination”. The transactions and approvals necessary to effect the combination were approved by the shareholders of Issuer and API on October 31, 2006 and the combination was consummated on November 6, 2006. As a result of the transactions and approvals related to the combination, the Issuer was renamed API Nanotronics Corp. The holders of API stock received, in connection with the combination, ten shares of stock of Issuer for each share of API stock owned prior to the combination, provided that holders of API stock who are Canadian may elect to receive ten exchangeable shares of RVI Sub., Inc.,for each share of API. Each such exchangeable share is convertible on a one-for-one basis to common stock of Issuer. Reporting Person elected to receive

CUSIP No. 03761M 10 4

the exchangeable shares of RVI Sub, Inc. Reporting Person also received, upon consummation, of the combination, 2,500,000 warrants to purchase common stock of Issuer in exchange of the right to purchase shares in API he held prior to the combination.

Item 4.	Purpose of Transaction:

The Reporting Person pursues an investment objective that seeks capital appreciation. The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer. The Reporting Person, therefore, may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, he may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Common Stock currently held by the Reporting Person or that would be held by the Reporting Person from the conversion of Exchangeable Shares of RVI Sub, Inc. in the open market, in privately negotiated transactions with third parties, or otherwise.

As a Director of the Issuer, Reporting Person may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of Issuer, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. Reporting Person may also consider such plans and proposals in his capacity as a member of management of Issuer. As a Director of Issuer Reporting Person also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03761M 10 4

Issuer has entered into a non-binding letter of intent (“LOI”) for a proposed transaction with National Hybrid, Inc. and Pace Technology Inc. for a possible acquisition of assets. It is anticipated that Issuer will carry out a financing in connection with such acquisition.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a) Reporting Person is deemed to beneficially own all 3,675,000 shares of common stock underlying the exchangeable shares of RVI Sub Inc. he owns directly, all 2,500,000 of the shares of Common Stock underlying the warrants he owns directly, and the 2,611,780 shares underlying the Exchangeable Shares of RVI Sub, Inc., owned by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond”), which represents 12.43% of the outstanding common stock of Issuer.

(b) Reporting Person has sole voting power and sole dispositive power with respect to the 6,175,000 shares of common stock underlying exchangeable shares of RVI Sub, Inc. and warrants of Issuer that he owns directly. Reporting Person shares voting and dispositive power of the 2,611,780 Green Diamond exchangeable shares with Phillip DeZwirek. Phillip DeZwirek is the father of Reporting Person. Mr. Phillip DeZwirek and Reporting Person each own 50% of Icarus Investments Corp., which in turn owns 50.1% of Green Diamond.

(c) See Item 4 above.

(d) Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 6,175,000 shares of the common stock of Issuer, including the common stock underlying the warrants and exchangeable shares of RVI Sub, Inc. owned directly by him. Mr. Phillip DeZwirek, the father of Reporting Person, is the only person other than Reporting Person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,611,780 shares of exchangeable shares of RVI Sub, Inc. owned by Green Diamond. Phillip DeZwirek is the father of Reporting Person. Mr. Phillip DeZwirek and Reporting Person each own 50% of Icarus Investments Corp., which in turns owns 50.1% of Green Diamond.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 03761M 10 4

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November /15/, 2006

/s/ Jason Louis DeZwirek
Jason Louis DeZwirek